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FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2008

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

SINA R. HEKMAT, ESQ.
Hogan & Hartson LLP
875 Third Avenue
New York, New York 10022

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The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2008, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 3 hereof to the “Exchange Rate Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments — Landwirtschaftliche Rentenbank” on pages 4 – 35 hereof to the “Recent Developments — Landwirtschaftliche Rentenbank” section.

•	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments — The Federal Republic of Germany” section with the text under the caption “Recent Developments — The Federal Republic of Germany” on pages 36 – 38 hereof.

This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated October 31, 2007 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

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PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On August 21, 2009, the noon buying rate for cable transfers in New York City payable in euro was €1.00 = U.S.$1.4305.

EXCHANGE RATE INFORMATION

We file reports with the SEC giving economic data expressed in euro.

The following table shows the period end, average, high and low noon buying rates for euros, expressed in U.S. dollars per €1.00 for the period indicated, as reported by the Federal Reserve Bank of New York.

	Period End	Average(1)	High	Low

Quarter ended June 30, 2009	1.4020	1.3797	1.4270	1.2903

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per €1.00, for each month from May 2009 through July 2009, as reported by the Federal Reserve Bank of New York.

2009	High	Low

May	1.4126	1.3267
June	1.4270	1.3784
July	1.4279	1.3852

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

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RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

The following information includes unaudited consolidated and non-consolidated financial information prepared in accordance with International Financial Reporting Standards, as endorsed by the European Union (“IFRS”) and generally accepted accounting principles in Germany (“German GAAP”), respectively, derived from Rentenbank’s Half-Yearly Financial Report for the six month period ended June 30, 2009. This information is not necessarily indicative of the figures of Landwirtschaftliche Rentenbank for the full year ending December 31, 2009.

BUSINESS OPERATIONS IN THE FIRST HALF OF 2009

PROMOTIONAL ACTIVITIES FOR THE AGRIBUSINESS EXPANDED

Promotional Lending Volume Continues to Increase

The financial market crisis and unfavorable economic conditions also led to a deterioration of the investment sentiment in the agricultural sector during the first half of 2009. Nevertheless, we were able to increase the promotional lending volume once again during the first half of 2009. Promotional loans were reported at €65.5 billion in the balance sheet as of June 30, 2009 (as compared with €63.5 billion as of December 31, 2008), representing a growth of 3.1%. Our promotional strategy focuses on special promotional loans granted at particularly low interest rates, with a primary emphasis on agriculture, agribusiness, renewable energies and rural development. Thanks to a surge in new lending business, the loan portfolio of this promotional segment grew at an above-average rate of 6.9% in the first half of 2009. At an amount of €17.1 billion (as compared with €16.0 billion as of December 31, 2008), special promotional loans accounted for 26.1% (as compared with 25.2% as of December 31, 2008) of the total promotional volume.

New Special Promotional Loans Rise 7.2%

A total of €2,128.3 million in new special promotional loans were granted in the first half of 2009 (as compared with €1,985.0 million in the first half of 2008). Because we introduced a new program structure in November 2008, only a limited comparison to the prior year is possible with respect to individual programs and purposes. In contrast to prior years, demand for loans in the renewable energies area experienced significantly strong growth. Therefore, our program “Energy from the countryside” mainly pushed the growth of new business. Against the background of unfavorable price trends in many sales markets, lots of farmers appear to have again increased their capital expenditures in this sector.

Special Promotional Loans in the First Half-Year

€ million	2009	2008

Agriculture	634.1	672.3
Renewable energies	493.5	151.3
Agribusiness	91.1	93.5
Rural development	62.9	192.8
Federal state promotional banks (special promotional loans)	190.5	312.0
Federal state promotional banks (municipal business)	458.7	370.1
Other	197.5	193.0

Total	2,128.3	1,985.0

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Renewable Energies on the Upswing

Promotional loans in renewable energies totaled €493.5 million in the first six months of 2009 (as compared with €151.3 million in the first half of 2008). Financings of both biogas plants and photovoltaic installations grew more strongly than in the corresponding period 2008. Loans granted for photovoltaic installations amounted to €332.8 million (as compared with €104.0 million in the first half of 2008), while new business for biogas plants reached €127.0 million (as compared with €37.2 million in the first half of 2008). The bonus paid for slurry processing in biogas plants (Güllebonus), which was introduced early this year through the amended German Renewable Energy Sources Act (Erneuerbare-Energien-Gesetz, EEG), increases the attractiveness of biogas plants, above all for livestock breeding farms. In the photovoltaic segment, the price decline of photovoltaic modules in particular has had a positive effect on investment activities. This decline also appears to compensate for the reduction of the proceeds for production of electric power pursuant to the new Renewable Energy Sources Act.

Promotional Loans for Farm Buildings and Machinery Increase

Compared to the first six months of the prior year, financings of farm buildings and machinery have developed very favorably in the current year. New loans granted for farm buildings within the context of our “Growth” program amounted to €274.1 million (as compared with €255.7 million in the first half of 2008). The demand for promotional loans for machinery financings rose by 42% to €104.8 million (as compared with €73.8 million in the first half of 2008). By contrast, demand for promotional loans to finance land purchases declined due to the comparatively high EU reference interest rate in the first months of the year and the dependent EU’s financial aid rules (Beihilfewerte). Granted loans for these purposes amounted to €130.8 million (as compared with €174.3 million in the first half of 2008). We also recorded a significant decline in demand for liquidity maintenance loans, which were granted in a volume of €21.6 million (as compared with €57.0 million in the first half of 2008). The promotional loans primarily contain liquidity maintenance loans to dairy cattle farmers, which we have been offering since the launch of our economic aid program for agribusiness in April. We expect significant growth in liquidity maintenance loans for the remainder of the current year, since we will also refinance the promotional programs subsidized by budget funds of the German federal government and the federal state governments starting in July.

The first half of 2009 produced a less dynamic growth for our “Rural Infrastructure” promotional program, whose main goal is the promotion of municipal investments. This trend is the result of the strong increase in refinancing volumes for municipal investment projects in the framework of our global loans extended to federal state promotional banks (Landesförderinstitute). A total of €458.7 million (as compared with €370.1 million in the first half of 2008) was granted for these purposes in the first six months of 2009. For all other purposes, we granted €190.5 million additionally to the federal state promotional banks as part of our special promotional loans (as compared with €312.0 million in the first half of 2008).

Other New Business Activities Affected by the Financial Market Crisis

In addition to our special loans for specific promotional purposes and assistance measures, we also grant general promotional loans for agribusiness and rural development. A total of €1,194.6 million in general promotional loans was granted in the first half of 2009 (as compared with €3,719.8 million in the first half of 2008). New business in securitized lending reached €2,737.1 million (as compared with €3,579.0 million in the first half of 2008). The financial market crisis has had an adverse effect on the credit quality of some of our business partners, and thus we have limited our new business in this area. Therefore, our new business at €9.7 billion in total including renewals and interest rate adjustments remained below the level of the prior year (as compared with €13.4 billion in the first half of 2008) despite the expansion of our special promotional loans.

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NEW ISSUES: GROWING IMPORTANCE OF DOMESTIC INVESTORS

In the first half of 2009, €6.0 billion (as compared with €7.9 billion in the first half of 2008) of the expected total funding requirement for 2009, estimated at €10 billion for medium and long-term maturities, had already been raised. The Euro Medium Term Note (“EMTN”) program remains the most important refinancing instrument, with a volume of €4.0 billion (as compared with €5.3 billion in the first half of 2008). At the same time, the trend toward increasing utilization of domestic funding sources observed since the fourth quarter 2008 has continued. Domestic insurance companies in particular showed an increasing demand for registered bonds. With an issue volume of €1.3 billion (as compared with €0.0 billion in the first half of 2008), registered bonds therefore represented the second most important instrument for medium and long-term refinancing. By contrast, the second most important instruments in the first half of the prior year were global bonds registered with the SEC. The stronger focus on domestic investors is also reflected by the increase in issued promissory note loans to €0.5 billion (as compared with €0.1 billion in the first half of 2008). The total issue volume from domestic capital market instruments is €1.8 billion (as compared with €0.1 billion in the first half of 2008), thus accounting for almost one-third of funds raised in the first half of 2009. 70% of the total issue volume was placed with German investors.

Issue Volume in the First Half-Year

	2009	2008	2009	2008
	€ billion		Share in %
Money market and near money market (up to and including 2 years)
EMTN	0.0	0.9	0.0	100.0

Medium and long-term (more than 2 years)
EMTN	4.0	5.3	66.2	67.4
AUD-MTN	0.0	0.3	0.0	4.3
Global bonds	0.0	2.0	0.0	25.2
International loans / promissory notes	0.2	0.2	3.3	2.5
Domestic capital market instruments	1.8	0.1	30.5	0.6

Medium and long-term in total	6.0	7.9	100.0	100.0

Total funding	6.0	8.8

The persistent financial market crisis has also resulted in changes of the currency composition of the capital inflows. The most important issue currency was the euro with a share of 86.7%, followed by the Swiss franc with a share of 11.0%. The share of the U.S. dollar in the capital inflows declined to 1.2%, from 53.9% in the first half of 2008.

Short-term funding requirements (up to two years) could be covered in the first six months solely through tranches from the Euro Commercial Paper (“ECP”) program. The outstanding volume of the ECP program reached €8.5 billion as of June 30, 2009, from €13.3 billion at year-end 2008.

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UNCONSOLIDATED FINANCIAL STATEMENTS (HGB) AS OF JUNE 30, 2009

BALANCE SHEET

Unless a different reporting date is indicated, the comments on the balance sheet for the six months ended June 30, 2009 compare the current figures with the balance sheet for the fiscal year ended December 31, 2008. The figures for the end of fiscal year 2008 are given in brackets. As of June 30, 2009, total assets amounted to €78.6 billion (as compared with €87.9 billion in 2008), or a drop of 10.6% compared to the amount reported at the end of 2008. This decrease is a result of the depressed volume generated from money market transactions.

In accordance with the provisions of the Rentenbank Law and Statutes, we generally extend credit via other banks. The asset side of the balance sheet therefore primarily comprises loans and advances to banks. This line item amounted to €49.1 billion as of mid-year 2009 (as compared with €53.3 billion in 2008), and represents 62.5% of total assets. The reduction in short-term loans and advances was countered by a growing volume of medium to long-term loans. The securities portfolio, which almost exclusively comprises bonds and notes of European banks, increased by €0.7 billion to €28.4 billion (as compared with €27.7 billion in 2008).

On the liability side of the balance sheet, securitized liabilities represent the largest single line item, representing 76.2% of total assets. In the first half of 2009, securitized liabilities fell by €9.0 billion to €59.9 billion (as compared with €68.9 billion in 2008). The decrease in this balance sheet item can be primarily attributed to the reduced Commercial Paper volume of approx. €7.8 billion (as compared with €13.2 billion in 2008).

Total capital is reported at €3,001.9 million (as compared with €3,047.2 million in 2008). Equity (including the fund for general banking risks and excluding net income reported for the interim period ended June 30, 2009) comprises the following items:

€ million	June 30, 2009

Capital stock	135
Retained earnings	719
Fund covering general banking risks	1,087

Total	1,941

Subordinated liabilities decreased by €45.3 million on a net basis to €1,060.7 million (as compared with €1,106.0 million in 2008), taking into account exchange rate fluctuations. Of the subordinated liabilities, €901 million (as compared with €939 million in 2008) can be classified as equity pursuant to Section 10 (2b) Sentence 1 No. 5 of the German Banking Act (Kreditwesengesetz, KWG).

The total capital ratio was 22.7% (as compared with 19.1% in 2008), while the core capital ratio came to 14.6% (as compared with 12.3% in 2008). Both ratios were calculated in accordance with the German Solvency Regulation (Solvabilitätsverordnung).

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Condensed Balance Sheet (HGB)

	June 30, 2009	Dec. 31, 2008

Essential assets	€ million	€ million

Loans and advances to banks	49,119	53,303
Loans and advances to customers	856	6,731
Debt securities and other fixed-income securities	28,442	27,678
Other assets	142	170

Total assets	78,559	87,882

Essential liabilities
Liabilities to banks	8,692	10,986
Liabilities to customers	6,201	4,297
Securitized liabilities	59,903	68,946
Subordinated liabilities	1,061	1,106
Fund covering general banking risks	1,087	1,087
Equity	996	865
Other liabilities	619	595

Total liabilities	78,559	87,882

INCOME STATEMENT

All comparative figures included in the comments on the income statement for the first half of 2009 refer to the figures for the first half of 2008 and are given in brackets.

The bank’s financial performance continued to improve in the first half of 2009. Interest income, including current income from shares and other non-fixed-income securities and equity investments, reached €1,679.2 million (as compared with €2,149.6 million in 2008). After deducting interest expenses of €1,457.1 million (as compared with €1,985.8 million in 2008), net interest income came to €222.1 million (as compared with €163.8 million in 2008).

Compared to the first six months of the previous year, administrative expenses, including depreciation and impairment losses on tangible assets, increased by €1.4 million to €22.3 million (as compared with €20.9 million in 2008). Personnel expenses increased by 3.6% to €14.3 million, which was primarily due to the higher number of employees, while other administration expenses grew by 11.1% to €7.0 million as a result of capital expenditures necessary due to regulatory requirements as well as higher advertising expenditure. The cost/income ratio improved from 12.7% to 10.2% compared to the first half of 2008.

The operating result before risk provisioning and valuation adjustments increased by 35.9% to €195.7 million in the first half of 2009 (as compared with €144.0 million in 2008).

Amortization and write-downs of loans and advances and securities, as well as additions to provisions for possible loan losses, have been recognized in sufficient amounts and take into account all identifiable risks. The measurement result consists primarily of provisions for the promotional business.

After taking into account income taxes of €0.0 million (as compared with €0.0 million in 2008), net income reported for the interim period ended June 30, 2009 amounts to €141.4 million (as compared with €27.9 million in 2008).

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Condensed Income Statement (HGB)

	Jan. 1 – June 30, 2009	Jan. 1 – June 30, 2008
	€ million	€ million

Interest income	1,679.0	2,149.6
Current income	0.2	0.0
Interest expense	1,457.1	1,985.8
Net interest income	222.1	163.8
Net fee and commission income	0.1	-0.3
General administrative expenses	21.3	20.1
Depreciation, amortization and write-downs of intangible and tangible fixed assets	1.0	0.8
Net other operating result	-4.2	1.4
Operating result before risk provisioning and valuation adjustments	195.7	144.0
Expenses for specific securities and loans and advances	54.3	116.1
Taxes on income	0.0	0.0
Interim net income	141.4	27.9

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CONSOLIDATED FINANCIAL STATEMENTS (IFRS) AS OF JUNE 30, 2009

INTERIM GROUP MANAGEMENT REPORT

Economic Environment

In the first half of 2009, most industrialized countries were hit by the most severe recession since the end of the 1920s. As an export-oriented economy, Germany has been hit particularly hard by the global decline in demand. Many governments have addressed this trend with comprehensive economic aid packages, and have significantly raised government spending. Because of falling prices for crude oil and other raw materials, inflation rates worldwide decreased significantly, and were even negative in some cases. Emerging deflation fears receded, however, as raw material prices recently began to rise again, due in part to speculative trading.

International central banks have implemented interest rate cuts to the extent that further interest rate policy measures are no longer possible. Central banks have therefore reverted to “quantitative easing” policies as they continue to address the economic and financial market crisis. In the U.S., these policies include primarily the purchase of government bonds, mortgage-backed securities, and corporate bonds, whereas the European Central Bank announced the purchase of covered bonds in addition to extending the term of its refinancing transactions. Monetary policy measures and initial signs of a normalization in relationships between banks resulted in a stabilization of short-term interest rates at a low level. This also led to tightening spreads between loans on the interbank market and money-market swaps. For transactions with a maturity of three months, the spread tightened to 50 basis points after peaking at almost 200 basis points. The large supply of government bonds and the recently increased appetite for risk-taking, however, produced a slight rise in the long-term interest rate during the first half of 2009.

On the agricultural markets, the economic and financial crisis caused prices for many agricultural products to decline dramatically at times, thus triggering further declines in economic sentiment indicators for the agricultural sector. As a result, investment behavior was much more restrained than in the past year, with noticeable exceptions in the field of renewable energies.

Business Trend

Rentenbank’s performance in the first half of 2009 was characterized by a continued increase in promotional lending volumes, somewhat sluggish new business activity, and a further improvement in financial performance. We were once again able to grant more special loans at particularly low interest rates than in the first six months of 2008. Total assets were influenced by the financial market crisis. We also increased both net interest income and the operating result thanks to higher lending volumes, low administrative expenses, Rentenbank’s continuing favorable refinancing options on national and international money and capital markets, and the higher asset margins. Demand for our issues remained high, despite the increased supply of government-backed bonds. The total funding requirement for the full year 2009 in our medium and long-term issue business is expected to reach €10 billion; 60 percent of that total volume has already been placed in the first half of 2009.

Rentenbank’s consolidated balance sheet differs only insignificantly from the bank’s separate financial statements. Total assets of the consolidated subsidiary LR Beteiligungsgesellschaft mbH, Frankfurt/Main, were €219.9 million (as compared with €221.3 million on December 31, 2008) as of June 30, 2009. Total assets of the consolidated subsidiary DSV Silo- und Verwaltungsgesellschaft mbH, Frankfurt/Main, in which LR Beteiligungsgesellschaft mbH holds a 100% stake, were €17.1 million (as compared with €17.1 million on December 31, 2008).

Total Assets and Business Volume

Unless another reporting date is indicated, the comments on the balance sheet for the six months ended June 30, 2009 compare the current figures with the consolidated balance sheet for the fiscal year ended December 31, 2008.

	Jun. 30, 2009	Dec. 31, 2008
From the balance sheet	€ billion	€ billion

Total assets	80.1	90.1
Loans and advances to banks	48.9	52.8
Financial investments	27.8	27.5
Liabilities to banks	8.1	10.5
Securitized liabilities	57.4	66.6

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Total assets declined by €10 billion or 11.1% to €80.1 billion as of June 30, 2009, down from €90.1 billion as of December 31, 2008. Contingent liabilities excluding irrevocable loan commitments totaled €120.7 million (as compared with €117.6 million on December 31, 2008).

In accordance with its competitive neutrality, the Group generally extends credit via other banks. Therefore, the asset side of the balance sheet primarily consists of loans and advances to banks. As of June 30, 2009, this line item amounted to €48.9 billion (as compared with €52.8 billion on December 31, 2008) or a share of 61.0% (as compared with 58.6% on December 31, 2008) in total assets, representing a decline from the prior-year level by €3.9 billion. This decline is mainly attributable to the reduction of time deposits.

Loans and advances to customers declined by €5.9 billion to €0.6 billion (as compared with €6.5 billion on December 31, 2008). This decrease is mainly the result of the scheduled repayment of short-term government-backed loans. Financial investments, which consist almost exclusively of bank bonds and notes, rose by €0.3 billion to €27.8 billion (as compared with €27.5 billion on December 31, 2008).

Derivatives are generally entered into for hedging market price risks. As a result of the bank’s performance in the first half of 2009 and market valuations, the positive fair values from derivative financial instruments declined by €0.6 billion to €2.3 billion (as compared with €2.9 billion on December 31, 2008) and the negative fair values were reduced by €0.5 billion to €4.8 billion (as compared with €5.3 billion on December 31, 2008).

Liabilities to banks decreased by €2.4 billion to €8.1 billion (as compared with €10.5 billion on December 31, 2008). The carrying amount of overnight and time deposits as well as open market transactions declined by €1.8 billion to €5.1 billion (as compared with €6.9 billion on December 31, 2008). The carrying amount of registered bonds and promissory note loans, which are also included in this item, was reduced by €0.7 billion to €2.0 billion (as compared with €2.7 billion on December 31, 2008).

Liabilities to customers increased by €1.8 billion to €6.1 billion (as compared with €4.3 billion on December 31, 2008). This balance sheet item primarily consists of registered bonds and promissory note loans with a carrying amount of €5.6 billion as of June 30, 2009 (as compared with €3.7 billion on December 31, 2008).

The portfolio of securitized liabilities declined compared to the prior year by €9.2 billion or 13.8%. The carrying amount as of June 30, 2009, came to €57.4 billion (as compared with €66.6 billion on December 31, 2008). The Medium Term Note programs (MTN) represent the most important refinancing instruments and amounted to €39.7 billion (as compared with €39.9 billion on December 31, 2008). Global bonds totaled €10.1 billion (as compared with €11.5 billion on December 31, 2008) at the end of the first half of 2009. The balance of the ECP program, which is part of money market funding, fell by €5.2 billion to €7.5 billion (as compared with €12.7 billion on December 31, 2008).

All funds borrowed on the money and capital markets for refinancing purposes were generally made available on an arm’s length basis.

Provisions grew €5.2 million to €106.8 million (as compared with €101.6 million on December 31, 2008). The gross amount of additions to pension provisions was €4.2 million, and use of the provisions for current pension benefit payments amounted to €2.7 million. The present value of the defined benefit obligations was determined based upon a discount rate of 5.6%.

Financial performance

All comparative figures included in the comments on the results from the half-yearly financial report 2009 refer to the first half of 2008 and are given in brackets.

	Jun. 30, 2009	Jun. 30, 2008
From the income statement	€ million	€ million

Net interest income before provision for loan losses/promotional contribution	206.5	147.2
Provision for loan losses/promotional contribution	43.4	18.5
Administrative expenses	22.1	20.2
Interim net income for the period before result from fair value measurement, hedge accounting and taxes	136.6	110.4
Result from fair value measurement and from hedge accounting	237.1	-123.8
Interim net income for the period	373.6	-13.6

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Operating earnings before profit or loss from fair value measurement and hedge accounting and before taxes experienced a very positive trend in the current fiscal year. Interest income, including contributions from fixed-income securities and equity investments, reached €2,011.6 million (as compared with €2,343.2 million on June 30, 2008). After deducting interest expenses of €1,805.1 million (as compared with €2,196.0 million on June 30, 2008), net interest income came to €206.5 million (as compared with €147.2 million on June 30, 2008), up €59.3 million or 40.3% from the prior-year level.

The €24.9 million increase over the prior year in the provision for loan losses, to €43.4 million (as compared with €18.5 million on June 30, 2008) can be attributed to the increased volume of special loans and the recognition of €17.6 million in valuation allowances.

The significant increase in interim earnings before the result from fair value measurement and hedge accounting and before taxes in the Treasury Management segment to €81.9 million (as compared with €44 million on June 30, 2008) clearly more than compensated for the decline in the Promotional Business segment to €12 million (as compared with €26.2 million on June 30, 2008). Earnings in the Capital Investment segment improved slightly to €42.7 million (as compared with €40.2 million on June 30, 2008).

The comprehensive economic aid packages instituted by many governments and the measures introduced by the international central banks on the financial markets had an impact on risk premiums. While spreads for financial instruments carried as assets, especially in the U.S. dollar business, and the costs of hedging instruments with currency swaps were reduced, sometimes to a considerable degree, spreads for issues as of June 30, 2009 were still above the level as of December 31, 2008 due to the steps taken by policymakers to address the financial market crisis. Overall, this led to a positive result of €237.1 million from fair value measurement and from hedge accounting (measurement result) (as compared with a net measurement loss of €123.8 million on June 30, 2008), as reported in the consolidated income statement for the first half of 2009.

Group’s Interim Net Income

The Group’s interim net income for the period ended June 30, 2009 was €373.6 million (as compared with a net loss of €13.6 million on June 30, 2008), and thus represents an increase of €387.2 million over the first half of 2008. The increase in the operating result before the result from fair value measurement and hedge accounting and before taxes was €26.2 million, and was intensified even further by the €360.9 million increase in the measurement result. The Group’s interim net income includes a net profit of €0.7 million attributable to LR Beteiligungsgesellschaft mbH and a net profit of €0.2 million attributable to DSV Silo- und Verwaltungsgesellschaft mbH.

For fiscal years beginning on or after January 1, 2009, the revised IAS 1 requires the disclosure of total comprehensive income for the Group. Based upon the Group’s interim net income, including the increase of the revaluation reserve by €42.6 million (as compared with a decrease of €104.6 million on June 30, 2008), the Group’s total comprehensive income is €416.2 million (as compared with a loss of €118.2 million on June 30, 2008) for the period ended June 30, 2009.

Equity

Equity as reported on the balance sheet is €2,461.9 million (as compared with €2,056.5 million on December 31, 2008), and can be broken down as follows.

	Jun. 30, 2009	Dec. 31, 2008
	€ million	€ million

Subscribed capital	135.0	135.0
Retained earnings	2,351.6	2,351.6
Revaluation reserve	-398.3	-440.9
Interim net income for the period (Jun. 30) / Group’s net profit (Dec. 31)	373.6	10.8

Total equity	2,461.9	2,056.5

Equity increased by €405.4 million, mainly due to the gains from fair value measurement and hedge accounting included in the Group’s interim net income.

Subordinated liabilities decreased by €152.2 million. The terms and conditions of all subordinated liabilities fulfill the requirements of Section 10 (5a) of the German Banking Act and preclude early repayment or conversion.

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The total capital ratio, calculated pursuant to Section 10 (1) of the German Banking Act based on the German Solvency Regulation (Solvabilitätsverordnung, SolvV), was 22.7% as of June 30, 2009 (as compared with 19.3% on December 31, 2008).

Risk Report

The comments in the risk report as of June 30, 2009, compare the current figures with those as of December 31, 2008. The figures for the end of fiscal year 2008 are given in brackets. If comparisons are made to a prior-year period, then the period from January 1, 2008 to December 31, 2008 applies.

General Principles

Due to the business activity of its subsidiaries and the comfort letter issued to LR Beteiligungsgesellschaft mbH, all material risks are concentrated in Rentenbank and are therefore managed by the bank. The subsidiaries are funded exclusively with Group resources.

The Group’s corporate objective, derived from the bank’s legal mandate, is to promote the agricultural sector, the food industry, and rural areas. The Group’s business activities are directed towards achieving this goal. Care must be taken to ensure that the Group is able to fulfill this development mandate at all times in the future.

To achieve its corporate objective, the bank must also generate an adequate and above all consistent operating result, so that it can fulfill its mandate and increase its own funds from the bank’s earnings in the absence of other available sources. The Group’s risk structure is essentially defined by the framework established by the Rentenbank Law and its Statutes.

Risk Management and Risk-Bearing Capacity

The organization of risk management, as well as the monitoring of the limits based upon the bank’s risk-bearing capacity, have not changed compared to the procedures and processes described in the management report for the fiscal year ended December 31, 2008. The following section therefore includes only details of the current risk-bearing capacity and its utilization.

Risk cover 1 is €225 million as of June 30, 2009, unchanged from December 31, 2008. Risk cover 2 increased to €1,828 million (as compared with €1,412 million on December 31, 2008), particularly due to the inclusion of net income as reported on the income statement. Despite a reduction of subordinated liabilities, risk cover 3 increased to €3,744 million (as compared with €3,480 million on December 31, 2008) due to the inclusion of net income as reported on the income statement.

The risk cover pursuant to IFRS was as follows as of June 30, 2009:

	Jun. 30, 2009 € million	Dec. 31, 2008 € million

Available operating result	220.0	220.0
+ Retained earnings (other reserves)	5.0	5.0

= Risk cover 1	225.0	225.0

+ Retained earnings (other reserves)	1,627.4	1,627.4
+ Interim net income for the period	373.6	—
+ Revaluation reserve	-398.3	-440.9

= Risk cover 2	1,827.7	1,411.5

+ Retained earnings (principal reserve, guarantee reserve)	719.2	719.2
+ Subscribed capital	135.0	135.0
+ Subordinated liabilities	1,062.5	1,214.7

= Risk cover 3	3,744.4	3,480.4

The allocated risk cover 1 for credit, market price, and operational risks corresponds to the global limits approved by the Board of Managing Directors. No liquidity risks have been taken into account, since the Group has sufficient cash funds, and its triple A ratings and other advantages enable it to obtain sufficient funds at any time on the money market or from the German central bank (Deutsche Bundesbank). Within the context of reviewing the risk-bearing capacity plan, the allocated risk cover for operational risk was increased by €18 million to €30 million.

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	Allocated risk cover
	Jun. 30, 2009		Dec. 31, 2008
	€ million	%	€ million	%

Credit risk	130.0	57.8	130.0	57.8
Market price risk	61.0	27.1	61.0	27.1
Operational risk	30.0	13.3	12.0	5.3

Total risk limit	221.0	98.2	203.0	90.2

Risk cover 1	225.0	100.0	225.0	100.0

The calculation of the potential utilization of the risk cover is based upon two risk scenarios. In this context, certain changes according to predefined scenarios are applied to the underlying risk factors for credit, market price, and operational risks.

Risk scenario 1 (standard scenario) describes negative changes in the relevant conditions that may lead to potential losses. These conditions include market price fluctuations, turmoil in the money and credit markets leading to an increase in the number of credit defaults, or the failure of the internal control system. The standard scenario takes into account the overall risk limit with respect to the calculation of the risk-bearing capacity. Apart from the aforementioned conditions, risk scenario 2 (stress scenario) also reflects spread risks under extreme conditions. Risk cover 2 is used for the stress scenario.

Individual utilization by risk type in risk scenarios 1 and 2 is presented in the following table:

	Risk scenario 1				Risk scenario 2
	Jun. 30, 2009		Dec. 31, 2008		Jun. 30, 2009		Dec. 31, 2008
	€ million	%	€ million	%	€ million	%	€ million	%

Credit risk	43.4	54.9	66.6	84.7	112.8	30.6	159.7	38.8
Market price risk	14.1	17.9	6.3	8.0	18.0	4.9	12.6	3.1
Market price risk (spread risk)	—	—	—	—	194.2	52.8	227.8	55.3
Operational risk	21.5	27.2	5.7	7.3	43.0	11.7	11.4	2.8

Total risk exposure	79.0	100.0	78.6	100.0	368.0	100.0	411.5	100.0

Total risk limit	221.0		203.0		—		—

Utilization of total risk limit		35.7		38.7		—		—

Risk cover 1 and 2	225.0		225.0		1,827.7		1,411.5

Utilization of risk cover		35.1		34.9		20.1		29.2

Of the total risk exposure in risk scenario 1 and risk scenario 2, 55% and 31%, respectively, relate to credit risks as of June 30, 2009. The utilization of risk cover through credit risks decreased noticeably compared to December 31, 2008. This decrease is especially due to the reduction of activities with borrowers belonging to lower rating categories and the selection of new business in higher rating categories.

Market price risks account for 18% and 58%, respectively, while operational risks account for 27% and 12%, respectively, of the Group’s total risk exposure. Interest rate risks increased during the first half of 2009 as a result of new business. Operational risks increased due to the adjustment of a model parameter.

Assuming a standard scenario, the total risk exposure is €79.0 million (as compared with €78.6 million on December 31, 2008) and assuming a stress scenario, it is €368.0 million (as compared with €411.5 million on December 31, 2008). The overall risk limit is utilized at 36% (as compared with 39% on December 31, 2008) in the standard scenario. For risk cover 2, which is mainly composed of other retained earnings, the utilization is 20% (as compared with 29% on December 31, 2008).

The results from the calculations of the risk-bearing capacity reflect the risk strategy, which is based on sustainability and stability.

Risk Categories – Individual Risks

Definitions, organization, and reporting related to individual risks have not changed materially compared to the comments included in the consolidated financial statements for fiscal year 2008. When quantifying potential credit risks, the methodology for calculation in the lower rating categories was refined to permit a more differentiated allocation of the relevant default probabilities. Quantification of operational risks was adjusted to take company performance into account. The following section therefore includes only details regarding the aforementioned changes and the current risk situation for each individual risk category.

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Credit Risk

The internal credit ranking is performed by the departments for Banks and Corporates, which represents the back office. Individual business partners or types of transactions are allocated to different rating categories using an internally established procedure. The rating category system was expanded in March 2009 from twelve to its present number of 20 rating categories, thus allowing for a better differentiation of business partners with a lower credit quality. The ten best rating categories AAA to BBB- are used for business partners with few risks (“Investment Grade”). The bank also introduced seven rating categories (BB+ to C) for latent risks and three rating categories (DDD to D) for exposures that are highly likely to default or exposures already in default.

Current Risk Situation

The figures presented to illustrate the current risk situation relate to the gross carrying amount in accordance with IFRS 7.B9, which corresponds to the carrying amount of the relevant balance sheet item in the IFRS consolidated financial statements. Irrevocable loan commitments of €880.7 million (as compared with €1,080.3 million on December 31, 2008) are recognized at their nominal amounts.

Gross Lending Volume

	Loans and advances to banks		Loans and advances to customers		Derivatives		Financial investments
	Jun. 30,	Dec. 31,	Jun. 30,	Dec. 31,	Jun. 30,	Dec. 31,	Jun. 30,	Dec. 31,
	2009	2008	2009	2008	2009	2008	2009	2008
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Gross lending volume	50,171.5	53,617.8	611.0	7,043.0	2,319.7	2,894.3	27,823.1	27,543.8
Cash collateral	0.0	0.0	0.0	0.0	95.1	203.3	0.0	0.0
Covered bonds (Pfandbriefe)	934.9	939.9	0.0	0.0	0.0	0.0	4,910.8	480.7
Public-sector covered bonds (Öffentliche Pfandbriefe)	408.1	434.3	0.0	0.0	0.0	0.0	908.6	814.4
State guarantee (Gewährträgerhaftung)	13,474.0	10,061.6	432.6	5,270.5	0.0	0.0	7,151.5	4,901.0
Covered, securitized promotional lending	157.4	157.3	51.0	21.2	0.0	0.0	431.8	3,964.8
Securitized money market funding	1,734.8	923.4	0.0	0.0	0.0	0.0	0.0	0.0
Assignment of claims	12,028.6	11,664.1	0.0	0.0	0.0	0.0	0.0	0.0

Net lending volume	21,433.7	29,437.2	127.4	1,751.3	2,224.6	2,691.0	14,420.4	17,382.9

The net lending volume represents the unsecuritized portion of the relevant balance sheet item, which was reduced by €12,590 million excluding derivatives compared to December 31, 2008.

The following tables present the credit risk exposures separately by region, currency, sectors, and maturities, without taking credit risk mitigation techniques into account.

Risk Concentration by Country

June 30, 2009

	Loans and advances to banks		Loans and advances to customers		Derivatives		Financial investments
	€ million	%	€ million	%	€ million	%	€ million	%

Banks
Germany	40,855.0	81.4	0.0	0.0	279.2	12.0	8,476.4	30.5
Other EU countries	9,316.4	18.6	0.0	0.0	1,476.1	63.7	18,902.3	67.9
OECD countries	0.1	0.0	0.0	0.0	246.6	10.6	109.1	0.4

Total banks	50,171.5	100.0	0.0	0.0	2,001.9	86.3	27,487.8	98.8
Other counterparties
Germany	0.0	0.0	504.2	82.5	0.0	0.0	57.6	0.2
Other EU countries	0.0	0.0	106.8	17.5	229.8	9.9	277.7	1.0
OECD countries	0.0	0.0	0.0	0.0	88.0	3.8	0.0	0.0
Total other counterparties	0.0	0.0	611.0	100.0	317.8	13.7	335.3	1.2

Total	50,171.5	100.0	611.0	100.0	2,319.7	100.0	27,823.1	100.0

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December 31, 2008

	Loans and advances to banks		Loans and advances to customers		Derivatives		Financial investments
	€ million	%	€ million	%	€ million	%	€ million	%

Banks
Germany	38,781.0	72.4	0.0	0.0	318.2	11.0	8,343.1	30.3
Other EU countries	14,821.4	27.6	0.0	0.0	1,811.6	62.6	18,634.4	67.6
OECD countries	15.4	0.0	0.0	0.0	327.9	11.3	107.4	0.4

Total banks	53,617.8	100.0	0.0	0.0	2,457.7	84.9	27,084.9	98.3
Other counterparties
Germany	0.0	0.0	6,950.7	98.7	0.0	0.0	57.8	0.2
Other EU countries	0.0	0.0	92.3	1.3	356.1	12.3	401.1	1.5
OECD countries	0.0	0.0	0.0	0.0	80.5	2.8	0.0	0.0

Total other counterparties	0.0	0.0	7,043.0	100.0	436.6	15.1	458.9	1.7

Total	53,617.8	100.0	7,043.0	100.0	2,894.3	100.0	27,543.8	100.0

Risk Concentration by Currency

June 30, 2009

	Loans and advances to banks		Loans and advances to customers		Derivatives		Financial investments
	€ million	%	€ million	%	€ million	%	€ million	%

EUR	49,965.3	99.6	611.0	100.0	-10,744.0	-463.2	26,768.6	96.3
CAD	0.0	0.0	0.0	0.0	11.1	0.5	91.5	0.3
JPY	70.9	0.1	0.0	0.0	2,338.1	100.8	305.3	1.1
USD	0.1	0.0	0.0	0.0	8,353.8	360.2	339.3	1.2
AUD	0.0	0.0	0.0	0.0	1,003.2	43.2	0.0	0.0
GBP	38.3	0.1	0.0	0.0	276.8	11.9	234.3	0.8
CHF	26.2	0.1	0.0	0.0	941.2	40.6	32.7	0.1
Other currencies	70.7	0.1	0.0	0.0	139.5	6.0	51.4	0.2

Total	50,171.5	100.0	611.0	100.0	2,319.7	100.0	27,823.1	100.0

December 31, 2008

	Loans and advances to banks		Loans and advances to customers		Derivatives		Financial investments
	€ million	%	€ million	%	€ million	%	€ million	%

EUR	53,391.9	99.6	7,043.0	100.0	-14,189.6	-490.2	26,597.0	96.6
CAD	0.0	0.0	0.0	0.0	47.4	1.6	38.3	0.1
JPY	73.7	0.1	0.0	0.0	2,788.0	96.3	520.1	1.9
USD	0.1	0.0	0.0	0.0	12,937.8	447.1	94.8	0.3
AUD	0.0	0.0	0.0	0.0	229.2	7.9	0.0	0.0
GBP	34.2	0.1	0.0	0.0	-60.0	-2.1	212.2	0.8
CHF	40.5	0.1	0.0	0.0	1,126.0	38.9	33.5	0.1
Other currencies	77.4	0.1	0.0	0.0	15.5	0.5	47.9	0.2

Total	53,617.8	100.0	7,043.0	100.0	2,894.3	100.0	27,543.8	100.0

Changes between the currencies compared to the prior year are mainly influenced by the individual components of the cross-currency swaps. The positive fair values of derivative financial instruments have been allocated to the asset side of the balance sheet based upon their fair value. Substantial changes to risk concentrations may occur if the fair value of an item changes from positive to negative, or vice versa.

Risk Concentration by Groups of Institutions

June 30, 2009

	Loans and advances to banks		Loans and advances to customers		Derivatives		Financial investments
	€ million	%	€ million	%	€ million	%	€ million	%

Private-sector banks/other banks	8,948.8	17.8	0.0	0.0	238.7	10.3	3,212.3	11.5
Foreign banks	9,316.5	18.6	0.0	0.0	1,722.7	74.2	19,011.4	68.4
Public-sector banks	24,443.0	48.8	0.0	0.0	30.0	1.3	4,896.3	17.6
Cooperative banks	5,393.2	10.7	0.0	0.0	10.5	0.5	367.8	1.3
Central banks	2,070.0	4.1	0.0	0.0	0.0	0.0	0.0	0.0
Non-banks	0.0	0.0	611.0	100.0	317.8	13.7	335.3	1.2

Total	50,171.5	100.0	611.0	100.0	2,319.7	100.0	27,823.1	100.0

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December 31, 2008

	Loans and advances to banks		Loans and advances to customers		Derivatives		Financial investments
	€ million	%	€ million	%	€ million	%	€ million		%

Private-sector banks/other banks	10,223.3	19.1	0.0	0.0	281.1	9.7	3,289.2	11.9
Foreign banks	14,836.8	27.7	0.0	0.0	2,139.4	73.9	18,741.8	68.0
Public-sector banks	23,293.8	43.4	0.0	0.0	27.6	1.0	4,725.8	17.2
Cooperative banks	5,263.9	9.8	0.0	0.0	9.6	0.3	328.1	1.2
Central banks	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Non-banks	0.0	0.0	7,043.0	100.0	436.6	15.1	458.9	1.7

Total	53,617.8	100.0	7,043.0	100.0	2,894.3	100.0	27,543.8	100.0

Risk Assets by Rating Category

June 30, 2009

		Rating categories
		Measurement method*	AAA € million	AA € million	A € million	BBB € million	BB-B € million	CCC-C € million	DDD-D € million	Total € million

Loans and advances to banks	Special loans	Amortized cost	21.5	352.2	262.9	21.8	0.0	0.0	0.0	658.4
		Fair Value	2,766.0	3,471.5	8,851.5	1,243.3	0.0	0.0	0.0	16,332.3
	Other	Amortized cost	690.3	2,801.6	1,094.2	298.4	87.6	106.9	0.0	5,079.0
		Fair Value	2,684.2	13,507.6	10,235.6	1,199.5	407.5	67.4	0.0	28,101.8

Loans and advances to customers		Amortized cost	19.5	1.5	126.2	0.0	0.0	0.0	0.0	147.2
		Fair Value	413.5	0.0	5.0	45.3	0.0	0.0	0.0	463.8

Derivatives		Fair Value	134.5	969.8	1,084.9	116.7	13.0	0.8	0.0	2,319.7

Financial investments		Amortized cost	463.3	990.5	2,825.0	166.9	122.5	166.2	0.0	4,734.4
		Fair Value	7,174.3	9,894.7	5,303.2	535.3	90.0	91.2	0.0	23,088.7

Total			14,367.1	31,989.4	29,788.5	3,627.2	720.6	432.5	0.0	80,925.3

December 31, 2008

		Rating categories
		Measurement method*	AAA € million	AA € million	A € million	BBB € million	BB-B € million	CCC-C € million	DDD-D € million	Total € million

Loans and advances to banks	Special loans	Amortized cost	33.2	187.3	325.1	11.2	0.0	0.0	0.0	556.8
		Fair Value	1,396.0	4,297.4	8,557.7	1,153.7	0.0	0.0	0.0	15,404.8
	Other	Amortized cost	661.0	2,029.4	1,466.6	119.8	186.4	63.7	0.0	4,526.9
		Fair Value	738.4	16,056.0	15,110.0	477.8	577.1	170.0	0.0	33,129.3

Loans and advances to customers		Amortized cost	2,225.7	1.9	113.6	0.0	0.0	0.0	0.0	2,341.2
		Fair Value	4,696.8	0.0	5.0	0.0	0.0	0.0	0.0	4,701.8

Derivatives		Fair Value	132.0	1,456.9	1,233.9	55.9	11.6	4.0	0.0	2,894.3

Financial investments		Amortized cost	377.3	1,681.7	3,000.2	75.0	75.2	229.6	0.0	5,439.0
		Fair Value	4,528.0	11,869.5	5,362.5	179.4	34.2	131.2	0.0	22,104.8

Total			14,788.4	37,580.1	35,174.6	2,072.8	884.5	598.5	0.0	91,098.9

*	Amortized cost = Measurement categories “loans and receivables” and “held to maturity”
Fair Value = Hedge accounting as well as measurement categories “held for trading,” “designated as at fair value,” and “available for sale”

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Comparison of the Internal Rating Categories with the Average External Ratings of the Agencies Standard & Poor’s, Moody’s, and Fitch

June 30, 2009

	External rating category
Internal rating category	AAA € million	AA € million	A € million	BBB € million	BB-B € million	CCC-C € million	DDD-D € million	without external rating € million	Total € million

AAA	9,834.4	0.0	0.0	0.0	0.0	0.0	0.0	4,532.7	14,367.1
AA	4,355.6	16,476.5	352.5	0.0	0.0	0.0	0.0	10,804.8	31,989.4
A	0.0	4,739.2	20,911.6	1,334.1	0.0	0.0	0.0	2,803.6	29,788.5
BBB	0.0	0.0	1,253.6	584.2	0.0	0.0	0.0	1,789.4	3,627.2
BB-B	0.0	0.0	324.6	124.1	119.9	0.0	0.0	152.0	720.6
CCC-C	0.0	0.0	0.8	428.3	0.0	0.0	0.0	3.4	432.5
DDD-D	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total	14,190.0	21,215.7	22,843.1	2,470.7	119.9	0.0	0.0	20,085.9	80,925.3

December 31, 2008

	External rating category
Internal rating category	AAA € million	AA € million	A € million	BBB € million	BB-B € million	CCC-C € million	DDD-D € million	without external rating € million	Total € million

AAA	7,189.3	0.0	0.0	0.0	0.0	0.0	0.0	7,599.1	14,788.4
AA	5,385.7	21,454.7	48.2	0.0	0.0	0.0	0.0	10,691.5	37,580.1
A	0.0	6,658.3	24,387.4	761.3	0.0	0.0	0.0	3,367.6	35,174.6
BBB	0.0	0.0	432.2	376.0	0.0	0.0	0.0	1,264.6	2,072.8
BB-B	0.0	0.0	478.9	133.4	0.0	0.0	0.0	272.2	884.5
CCC-C	0.0	0.0	183.8	140.9	273.8	0.0	0.0	0.0	598.5
DDD-D	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total	12,575.0	28,113.0	25,530.5	1,411.6	273.8	0.0	0.0	23,195.0	91,098.9

(The 20 rating categories of the internal rating category system were summarized in the tables and allocated to seven rating grades.)

Provisions for Losses on Loans and Advances. If exposures are at risk of default, the bank recognizes provisions for losses on loans and advances. In the first half of 2009, a specific valuation allowance of €8.4 million was recognized on loans and advances to one bank, and a portfolio valuation allowance of €9.2 million was recognized.

Standard Scenarios. The basis for the calculations to measure potential credit defaults under the standard scenario is the annual potential default related to utilization. As of June 30, 2009, the cumulative potential default was €43.4 million (as compared with €66.6 million on December 31, 2008). The average potential default in fiscal year 2009 was €55.8 million (as compared with €46.2 million on December 31, 2008). In relation to the allocated risk cover for credit risks, the average potential default was 42.9% as of June 30, 2009 (as compared with 35.5% on December 31, 2008). The highest utilization was €71.8 million (as compared with €66.6 million on December 31, 2008) and is below the limit approved by the Board of Managing Directors for the standard scenario of €130 million. The lowest utilization, which also corresponds to the utilization as of the balance sheet date, was €43.4 million (as compared with €31.1 million on December 31, 2008).

Stress Scenarios. In a first stress scenario, the annual potential default is initially calculated based upon utilization plus drawdown of all internally granted limits. As of June 30, 2009, the cumulative potential default under this stress scenario was €56.4 million (as compared with €79.9 million on December 31, 2008). Under two further stress scenarios, the annual potential default was assumed based upon utilization plus drawdown of all internally granted limits and a doubling of the default probabilities or a negative development of the credit ranking, respectively. The maximum value of the three stress scenarios for the annual potential default is €112.8 million (as compared with €159.7 million on December 31, 2008) as of June 30, 2009.

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Market Price Risk

Current Risk Situation

Standard scenarios. For all open interest rate-sensitive transactions related to the items “money market funding” and “promotional lending,” the present value sensitivity is calculated daily, assuming a positive parallel shift of 100 basis points (Bp) in the yield curves.

As of June 30, 2009, the amount included as risk cover for the market price risk in the “money market funding” and “promotional lending” segments was €14.1 million (as compared with €6.3 million on December 31, 2008). The average limit utilization in fiscal year 2009 was €13.9 million (as compared with €17.8 million on December 31, 2008). This corresponds to an average utilization of 22.9% (as compared with 29% on December 31, 2008). The maximum utilization resulted in a risk of €20.8 million (as compared with €31.9 million on December 31, 2008), while the lowest utilization was €6.3 million (as compared with €1.7 million on December 31, 2008) in the year under review. Limits were neither exceeded in 2008 nor in 2009.

Stress scenarios. As of June 30, 2009, the scenario analysis (positive shift of 50 Bp at the short end and 150 Bp at the long end) in the “money market funding” segment resulted in a risk of €10.1 million (as compared with a reward of €0.1 million on December 31, 2008). In another scenario, the risk was €10.8 million (as compared with €5.5 million on December 31, 2008) (positive shift of 150 Bp at the short end and 50 Bp at the long end). In the “lending business,” which together with the “securities business” forms part of the “promotional lending” segment, the amount included as risk cover for market price risk based on the scenario analysis (positive shift of 200 Bp) was €7.1 million (as compared with €7.1 million on December 31, 2008). In the “securities business,” the amount included as risk cover for market price risks based upon the scenario analysis (positive shift of 150 Bp for maturities of up to 90 days, 100 Bp for maturities of up to five years, and 50 Bp for maturities of up to ten years) was €0.09 million (as compared with €0.05 million on December 31, 2008).

The sum of the market price risks in the “money market funding” segment and the “promotional lending” segment is below the €61 million limit approved by the Board of Managing Directors for the standard scenario.

Spread risks have an impact on the carrying amounts of existing positions in the balance sheet. The spread risk is reflected by two scenarios within the framework of market price risks.

A variation of 20 Bp is assumed under the scenario for risk premiums (spread risks) in “money market funding,” which is equivalent to a downshift of the derivatives curve (EONIA) of 10 Bp and an upshift of the interbank credit curve (EURIBOR) of 10 Bp. The resulting risk is €1.5 million (as compared with €3.2 million on December 31, 2008).

With the costs for the derivatives-based swap of liquidity from various currencies into euro an increase of 20 Bp is assumed under the scenario. This leads to a spread risk of €192.7 million (as compared with €224.6 million on December 31, 2008).

Value-at-risk (VaR). The indicator shows the maximum loss from market-related developments in “money market funding,” assuming a holding period of one day and a prediction accuracy of 99%. The VaR was calculated at €0.6 million (as compared with €1.7 million on December 31, 2008) as of June 30, 2009.

Liquidity Risk

Current Risk Situation

Instruments available for managing the short-term liquidity position are interbank funds, securitized money market funding, ECP issues, and open-market transactions with the Deutsche Bundesbank. The bank’s triple A ratings along with its short-term refinancing options on the money and capital markets indicate that in efficient markets, the liquidity risk is manageable in the event that principal and interest payments are not made when due. If a market disruption occurs, liquidity may be raised in the amount of the freely available refinancing facilities which must always exceed the bank’s liquidity requirements for a period of up to two years.

Stress Scenarios. Rentenbank performs scenario analyses, which are also reviewed on a cumulative basis. In these analyses, the liquidity requirement resulting from the scenarios is added to already known cash flows in order to examine the effects on the bank’s solvency. As in the prior year, the results of the scenario analyses demonstrate that as of the balance sheet date, the Group will be able to meet its payment obligations at all times without restrictions.

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Operational Risk

Operational risks are quantified as part of the risk-bearing capacity plan, using a process based upon the basic indicator approach in accordance with the Solvency Regulation. Because of the business development, the factors underlying the approach were increased in both the standard and the stress scenario.

Current Risk Situation

In the current fiscal year 2009, two significant incidents (valued at more than €5 thousand) were entered into the incident reporting database. The expected net loss of these incidents is €10 thousand. No significant single losses resulting from operational risks were incurred in the prior year.

Outlook

Earnings before fair value measurement and hedge accounting for the first half of 2009 have reached an extraordinary level that may not be extrapolated to the full fiscal year 2009. We expect lower increases in earnings during the second half of 2009. Therefore, Rentenbank does not expect that it will be able to repeat the overall results achieved in the exceptional year 2008. Nevertheless, the bank will certainly exceed the results set out in the annual operating plan.

The market parameters influencing the measurement result continue to be volatile and thus cannot be calculated. Under these circumstances, we are unable to make a prediction for the measurement result. We are similarly unable to predict the Group’s net income for the year, since the measurement result may have a considerable impact on that figure.

Report on Events after the Balance Sheet Date

No events of material importance occurred after the end of the reporting period.

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CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (IFRS)
FOR THE PERIOD FROM JANUARY 1 TO JUNE 30, 2009

Consolidated Income Statement

		Jan. 01 to Jun. 30, 2009	Jan. 01 to Jun. 30, 2008
	Notes	€ million	€ million

Interest income		2,011.6	2,343.2
Interest expense		1,805.1	2,196.0
Net interest income	1	206.5	147.2

Provision for loan losses/promotional contribution	2,7	43.4	18.5
thereof recognition for special loan programs		44.3	34.2
thereof amortization for special loan programs		18.1	15.7

Net interest income after provision for loan losses/promotional contribution		163.1	128.7
Fee and commission income		1.1	0.6
Fee and commission expenses		1.0	0.9

Net fee and commission income		0.1	-0.3
Net trading result		0.0	0.0
Net result from financial investments		0.0	0.4
Administrative expenses	3	22.1	20.2
Net other operating result		-4.5	1.8
Result from fair value measurement and from hedge accounting	4	237.1	-123.8
Taxes		0.1	0.2

Interim net income for the period		373.6	-13.6

Total comprehensive income

	Jan. 01 to Jun. 30, 2009 € million	Jan. 01 to Jun. 30, 2008 € million

Interim net income for the period	373.6	-13.6

Change in revaluation reserve	42.6	-104.6

Total comprehensive income	416.2	-118.2

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CONSOLIDATED BALANCE SHEET (IFRS) AS OF JUNE 30, 2009

Assets	Notes	Jun. 30, 2009 € million	Dec. 31, 2008 € million

Cash and balances with central banks		5.8	28.0
Loans and advances to banks	5,7	48,917.3	52,785.4
thereof promotional contribution		-215.5	-196.2
Loans and advances to customers	6,7	610.9	6,473.7
thereof promotional contribution		-0.1	-0.1
Fair value changes of hedged items in a portfolio hedge	8	373.6	321.4
Positive fair values of derivative financial instruments	9	2,319.7	2,894.3
Financial investments	10	27,823.1	27,543.8
Investment property		18.1	18.2
Property and equipment		25.1	25.1
Intangible assets		3.9	4.2
Current income tax assets		2.7	3.9
Deferred tax assets		1.1	1.1
Other assets		0.5	1.9

Total assets		80,101.8	90,101.0

Liabilities and equity	Notes	Jun. 30, 2009 € million	Dec. 31, 2008 € million

Liabilities to banks	11	8,093.0	10,497.4
Liabilities to customers	12	6,101.2	4,276.0
Securitized liabilities	13	57,413.5	66,589.3
Negative fair values of derivative financial instruments	14	4,797.0	5,304.7
Provisions	15	106.8	101.6
Subordinated liabilities	16	1,062.5	1,214.7
Other liabilities		65.9	60.8
Equity
Subscribed capital		135.0	135.0
Retained earnings		2,351.6	2,351.6
Revaluation reserve		-398.3	-440.9
Group’s net profit		373.6	10.8

Total liabilities and equity		80,101.8	90,101.0

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Changes in equity for the period from January 1 to June 30, 2009

€ million	Subscribed capital	Retained earnings	Revaluation reserve	Group’s net profit	Group’s interim net profit	H1 2009

Equity as of Jan. 1, 2009	135.0	2,351.6	-440.9	10.8	0.0	2,056.5

Appropriation of net profit				-10.8		-10.8
Net income for the period					373.6	373.6
Change in unrealized gains and losses			42.6			42.6

Equity as of June 30, 2009	135.0	2,351.6	-398.3	0.0	373.6	2,461.9

Changes in equity for the period from January 1 to June 30, 2008

€ million	Subscribed capital	Retained earnings	Revaluation reserve	Group’s net profit	Group’s interim net profit	H1 2008

Equity as of Jan. 1, 2008	135.0	1,899.0	-44.0	10.5	0.0	2,000.5

Appropriation of net profit				-10.5		-10.5
Net income for the period					-13.6	-13.6
Change in unrealized gains and losses			-104.6			-104.6

Equity as of June 30, 2008	135.0	1,899.0	-148.6	0.0	-13.6	1,871.8

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CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	2009 € million	2008 € million

Cash and cash equivalents as of Jan. 1	28	91

Cash flow from operating activities	295	3,517
Cash flow from investing activities	-280	-3,580
Cash flow from financing activities	-37	-11
Effect of exchange rate differences	0	0

Cash and cash equivalents as of Jun. 30	6	17

The consolidated cash flow statement was prepared using the indirect method and shows the composition of and changes in cash and cash equivalents for the period from January 1 to June 30 for the fiscal years 2009 and 2008. Cash and cash equivalents correspond to the balance sheet item “cash and balances with central banks.”

The cash flow statement is divided into operating, investing, and financing activities. The cash flow from operating activities subsumes essentially all payments from all balance sheet items including received interests and dividends as well as payments and adjustments hereunto.

Proceeds from the disposal, as well as payments for the acquisition, of financial investments, intangible assets and property and equipment are assigned to cash flow from investing activities.

The cash flow from financing activities includes all cash flows for subordinated liabilities and equity.

As an indicator of a bank’s liquidity position, the consolidated cash flow statement is only of limited informative value. In this respect, we refer to the comments in the management report of the 2008 consolidated financial statements regarding the Bank’s liquidity management using internal liquidity calculations and liquidity control pursuant to the German Liquidity Regulation (Liquiditätsverordnung, LiqV).

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of Accounting

The present condensed interim consolidated financial statements of Landwirtschaftliche Rentenbank have been prepared in accordance with International Financial Reporting Standards (IFRS), pursuant to Section 37y of the German Securities Trading Act (Wertpapierhandelsgesetz, WpHG) in conjunction with Section 37w of the Securities Trading Act. The standards which are required to be applied to the consolidated financial statements for fiscal year 2009 and which have been published and adopted by the European Union as of the reporting date for these interim financial statements, as well as the interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) and the Standing Interpretations Committee (SIC), are relevant for these interim financial statements. In accordance with IAS 34, the condensed interim consolidated financial statements consist of the consolidated balance sheet, the consolidated statement of comprehensive income consisting of the consolidated income statement complemented by a reconciliation to total comprehensive income, the consolidated statement of changes in equity, the condensed consolidated cash flow statement, and selected disclosures in the notes. In addition, Landwirtschaftliche Rentenbank has prepared an interim group management report pursuant to Section 37w of the Securities Trading Act.

Pursuant to Regulation No. 1274/2008 of December 17, 2008, the revised version of IAS 1 “Presentation of financial statements” was published and is required to be applied from fiscal year 2009. The changes in IAS 1 mainly concern the presentation of total comprehensive income. Due to this change, a reconciliation to total comprehensive income was added to the income statement.

The disclosures on credit, liquidity, and market price risks resulting from financial instruments are generally presented in the Risk Report, which is an integral part of the Interim Group Management Report.

Accounting Policies

The condensed interim consolidated financial statements are based upon the same accounting policies and consolidation principles as those used for the consolidated financial statements as of December 31, 2008. The detailed approaches are described therein at length.

The presentation of pension provisions and the disclosure of the actual pension obligations are based upon the actuarial opinion as of December 31, 2008.

Notes to Selected Items of the Consolidated Income Statement

(1)	Net Interest Income

	Jun. 30, 2009 € million	Jun. 30, 2008 € million	Change in € million

Interest income from
Loans and advances to banks and customers	965.9	1,441.4	-475.5
Derivative financial instruments	543.0	212.6	330.4
Financial investments	490.4	676.0	-185.6
Other	9.7	5.8	3.9
Current income from
Shares and other non-fixed-income securities	0.4	0.4	0.0
Equity investments	2.2	7.0	-4.8

Total interest income	2,011.6	2,343.2	-331.6

Interest expenses for
Liabilities to banks and customers	209.8	405.4	-195.6
Securitized liabilities	1,176.2	1,315.4	-139.2
Derivative financial instruments	394.8	453.1	-58.3
Subordinated liabilities	21.1	21.3	-0.2
Other	3.2	0.8	2.4

Total interest expenses	1,805.1	2,196.0	-390.9

Net interest income	206.5	147.2	59.3

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(2)	Provision for Loan Losses/Promotional Contribution

	Jun. 30, 2009 € million	Jun. 30, 2008 € million	Change in € million

Expenses for promotional contribution	44.3	34.2	10.1
Income from the amortization of promotional contribution	18.1	15.7	2.4
Addition to valuation allowances	17.6	0.0	17.6
Recoveries on loans and advances previously written off	0.4	0.0	0.4

Provision for loan losses/promotional contribution	43.4	18.5	24.9

The item “provision for loan losses/promotional contribution” includes the discounting of future expenses for additions to the promotional contributions for special loans (nominal value €50.5 million) as well as their amortization over the remaining term.

As of June 30, 2009, an addition to the portfolio valuation allowance of € 9.2 million and an addition to the specific valuation allowance of € 8.4 million were required.

(3)	Administrative Expenses

	Jun. 30, 2009 € million	Jun. 30, 2008 € million	Change in € million

Other administrative expenses for
Personnel expenses	14.2	13.2	1.0
Public relations	2.0	0.5	1.5
IT licenses, fees, consulting services	0.8	1.7	-0.9
Audit expenses, contributions, donations	0.6	0.6	0.0
Occupancy expenses	0.7	0.7	0.0
Miscellaneous administrative expenses	1.4	1.6	-0.2

Total other administrative expenses	19.7	18.3	1.4

Depreciation and amortization of
Intangible assets	1.7	1.2	0.5
thereof internally generated software	1.4	1.1	0.3
Residential and office buildings	0.3	0.3	0.0
IT equipment	0.2	0.2	0.0
Office equipment and vehicles	0.1	0.1	0.0
Technical and other equipment	0.1	0.1	0.0

Total depreciation and amortization	2.4	1.9	0.5

Total administrative expenses	22.1	20.2	1.9

(4)	Result from Fair Value Measurement and from Hedge Accounting

	Jun. 30, 2009 € million	Jun. 30, 2008 € million	Change in € million

Micro hedge accounting	0.6	1.5	-0.9
Macro hedge accounting	-62.8	24.9	-87.7
Instruments designated as at fair value (incl. derivatives)	299.3	-150.2	449.5
Total	237.1	-123.8	360.9

The result from fair value measurement and hedge accounting includes the changes in the fair value of the financial instruments classified as financial assets/liabilities at fair value through profit or loss, as well as changes in the fair value of hedged items attributable to changes in interest rates under hedge accounting. The deterministic cash flows from premiums/discounts or promotional contributions, for example, which represent part of the changes of the fair value, are recognized in net interest income.

The assumptions for the determination of fair value are based upon relevant market data.

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The fair value measurement of financial instruments leads to currency translation differences within the hedging relationships. Translation into Euros thus results in a corresponding gain/loss for the foreign currency positions that are closed with respect to the notional amounts, and this gain/loss is reported in the profit or loss from fair value measurement and from hedge accounting.

Please refer to the “Financial Performance” section of the interim group management report for further explanations of the result from fair value measurement and from hedge accounting.

Segment Reporting

There have been no changes with regard to the definition of the segments and the allocation of results, as well as assets and liabilities, to the individual segments compared to the 2008 consolidated financial statements.

	Treasury Management		Promotional Business		Capital Investment		Total
from Jan. 1 to Jun. 30	2009 € million	2008 € million	2009 € million	2008 € million	2009 € million	2008 € million	2009 € million	2008 € million
Net interest income	84.5	46.2	76.2	57.9	45.8	43.1	206.5	147.2
Provision for loan losses/promotional contribution	0.0	0.0	43.4	18.5	0.0	0.0	43.4	18.5
Net fee and commission income	0.2	0.1	-0.1	-0.4	0.0	0.0	0.1	-0.3
Net result from financial investments	0.0	0.4	0.0	0.0	0.0	0.0	0.0	0.4
Administrative expenses	2.5	2.4	14.5	13.3	2.7	2.6	19.7	18.3
Depreciation and amortization	0.3	0.3	1.7	1.3	0.4	0.3	2.4	1.9
Net other operating result	0.0	0.0	-4.5	1.8	0.0	0.0	-4.5	1.8
Result from fair value measurement and from hedge accounting	-2.3	17.5	239.4	-141.3	0.0	0.0	237.1	-123.8
Taxes	0.0	0.0	0.1	0.2	0.0	0.0	0.1	0.2
Interim net income for the period	79.6	61.5	251.3	-115.3	42.7	40.2	373.6	-13.6

	Jun. 30, 2009 € billion	Dec. 31, 2008 € billion	Jun. 30, 2009 € billion	Dec. 31, 2008 € billion	Jun. 30, 2009 € billion	Dec. 31, 2008 € billion	Jun. 30, 2009 € billion	Dec. 31, 2008 € billion
Segment assets	11.9	22.8	65.8	65.2	2.4	2.1	80.1	90.1
Segment liabilities (incl. equity)	14.0	26.0	63.7	62.0	2.4	2.1	80.1	90.1

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Notes to Selected Balance Sheet Items

(5)	Loans and Advances to Banks

	Jun. 30, 2009 € million	Dec. 31, 2008 € million	Change in € million

Payable on demand	2,144.6	219.8	1,924.8
Time deposits	5,823.8	11,958.8	-6,135.0
Promissory note loans/registered bonds	22,849.3	23,270.4	-421.1
Special loans	16,617.2	15,640.3	976.9
thereof promotional contribution	-215.5	-196.2	-19.3
Global refinancing facility	842.7	950.4	-107.7
Other	639.7	745.7	-106.0

Total	48,917.3	52,785.4	-3,868.1

(6)	Loans and Advances to Customers

	Jun. 30, 2009 € million	Dec. 31, 2008 € million	Change in € million

Payable on demand	0.5	1,652.2	-1,651.7
Time deposits	0.0	1,001.3	-1,001.3
Cash collateral	85.2	92.3	-7.1
Medium- and long-term loans	41.6	21.9	19.7
Promissory note loans	50.3	3,471.5	-3,421.2
Special loans	431.8	233.7	198.1
thereof promotional contribution	-0.1	-0.1	0.0
Other	1.5	0.8	0.7

Total	610.9	6,473.7	-5,862.8

(7)	Provision for Loan Losses/Promotional Contribution in the Lending Business

	Promotional contribution		Specific valuation allowances		Portfolio valuation allowance		Total
	2009	2008	2009	2008	2009	2008	2009	2008
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

as of Jan, 01	202.9	179.6	0.0	0.0	0.0	0.0	202.9	179.6
Addition	44.3	57.5	8.4	0.0	9.2	0.0	61.9	57.5
Utilization	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Reversal	18.1	34.2	0.0	0.0	0.0	0.0	18.1	34.2

as of Jun. 30.	229.1	202.9	8.4	0.0	9.2	0.0	246.7	202.9

thereof
Loans and advances to banks	215.5	196.2	8.4	0.0	9.2	0.0	233.1	196.2
Loans and advances to customers	0.1	0.1	0.0	0.0	0.0	0.0	0.1	0.1
Loan commitments	13.5	6.6	0.0	0.0	0.0	0.0	13.5	6.6

Total	229.1	202.9	8.4	0.0	9.2	0.0	246.7	202.9

(8)	Fair Value Changes of Hedged Items in a Portfolio Hedge

The balance sheet item “fair value changes of hedged items in a portfolio hedge” includes the fair value changes of € 373.6 million (as compared with € 321.4 million on December 31, 2008) of loans allocated to macro hedge accounting, where such changes are attributable to interest rate changes. See Note (6) in the 2008 consolidated financial statements for further explanation.

(9)	Positive Fair Values of Derivative Financial Instruments

Derivatives are classified as follows in accordance with the hedging relationships according to IFRS:

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	Jun. 30, 2009 € million	Dec. 31, 2008 € million	Change in € million

Hedging for:
Hedge Accounting	457.9	298.7	159.2
Instruments designated as at fair value	1,808.8	2,521.1	-712.3
Instruments available for sale/loans and receivables	53.0	74.5	-21.5

Total	2,319.7	2,894.3	-574.6

(10)	Financial Investments

Financial investments can be broken down as follows:

	Jun. 30, 2009 € million	Dec. 31, 2008 € million	Change in € million

Bonds and other fixed-income securities
Money market securities
of public-sector issuers	0.0	0.0	0.0
of other issuers	0.0	463.6	-463.6
Bonds
of public-sector issuers	277.6	401.1	-123.5
of other issuers	27,427.5	26,560.9	866.6
Equity investments	105.1	105.1	0.0
Investments in affiliated companies	0.0	0.0	0.0
Other financial investments	12.9	13.1	-0.2

Total	27,823.1	27,543.8	279.3

Bonds and other fixed-income securities can be classified as “eligible as collateral” or “not eligible as collateral”:

	Jun. 30, 2009 € million	Jun, 30, 2009 € million	Dec, 31, 2008 € million	Dec. 31, 2008 € million

	eligible as collateral	not eligible collateral	eligible as collateral	not eligible collateral

Bonds and other fixed-income securities
Money market securities
of public-sector issuers	0.0	0.0	0.0	0.0
of other issuers	0.0	0.0	463.6	0.0
Bonds
of public-sector issuers	130.9	146.7	232.8	168.3
of other issuers	26,626.5	801.0	25,694.9	866.0

Total	26,757.4	947.7	26,391.3	1,034.3

All bonds and other fixed-income securities are negotiable and exchange listed in the amount of € 27,514.3 million (as compared with € 27,128.8 million on December 31, 2008).

In the first half of 2009, there have been no gains from price changes of available-for-sale securities (as compared with € 0.4 million on June 30, 2008).

(11)	Liabilities to Banks

Liabilities to banks comprise the following items:

	Jun. 30, 2009 € million	Dec. 31, 2008 € million	Change in € million

Payable on demand	4,957.2	1,653.9	3,303.3
Time deposits	112.2	4,284.4	-4,172.2
Open market transactions	0.0	1,000.1	-1,000.1
Registered bonds and promissory note loans	2,019.4	2,746.1	-726.7
Global loans	1,004.2	812.9	191.3

Total	8,093.0	10,497.4	-2,404.4

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(12)	Liabilities to Customers

Liabilities to customers can be broken down as follows:

	Jun. 30, 2009 € million	Dec. 31, 2008 € million	Change in € million

Payable on demand	422.4	141.1	281.3
Time deposits	14.5	345.2	-330.7
Registered bonds and promissory note loans	5,561.2	3,680.5	1,880.7
Loan agreements	54.5	64.3	-9.8
Other	48.6	44.9	3.7

Total	6,101.2	4,276.0	1,825.2

(13)	Securitized Liabilities

Securitized liabilities comprise the following items:

	Jun. 30, 2009 € million	Dec. 31, 2008 € million	Change in € million

Medium-term notes	39,711.7	39,912.1	-200.4
Global bonds	10,096.2	11,503.3	-1,407.1
Euro commercial paper	7,499.3	12,738.8	-5,239.5
Rentenbank bonds	55.3	1,354.0	-1,298.7
Other bearer bonds	51.0	1,081.1	-1,030.1

Total	57,413.5	66,589.3	-9,175.8

In the first half of 2009, € 3,612.7 million of the securitized liabilities (without Euro Commercial Paper) were issued, € 6,649.4 million were repaid and € 615.9 million were repurchased.

(14)	Negative Fair Values of Derivative Financial Instruments

Derivatives are classified as follows in accordance with the hedging relationships according to IFRS:

	Jun. 30, 2009 € million	Dec. 31, 2008 € million	Change in € million

Hedging for:
Hedge Accounting	1,648.5	1,192.3	456.2
Instruments designated as at fair value	2,987.5	4,066.7	-1,079.2
Instruments available for sale/loans and receivables	161.0	45.7	115.3

Total	4,797.0	5,304.7	-507.7

(15)	Provisions

	Dec. 31, 2008 € million	Utilization € million	Reversals € million	Additions € million	Jun. 30, 2009 € million

Pension provisions	87.6	2.7	0.0	4.2	89.1
Other provisions	14.0	1.8	0.0	5.5	17.7

Total	101.6	4.5	0.0	9.7	106.8

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(a)	Provisions for pensions and similar obligations

The changes in pension provisions and the amounts recognized in the consolidated income statement are shown in the following table:

	HI 2009 € million	2008 € million	Change in € million

Present value of pension obligations as of January 1	87.9	86.7	1.2

Less unrecognized actuarial gains (-)/losses (+)	0.3	-0.8	1.1

Balance of provisions as of January 1	87.6	87.5	0.1

Current service cost	0.7	1.4	-0.7
Interest cost*	3.5	4.2	-0.7

Additions to pension provisions	4.2	5.6	-1.4

Pension benefits paid	-2.7	-5.5	2.8

Balance of provisions as of Jun. 30/Dec. 31	89.1	87.6	1.5

Plus unrecognized actuarial gains (-)/losses (+)	-0.8	0.3	-1.1

Present value of pension obligations as of Jun. 30 (estimated)/Dec. 31	88.3	87.9	0.4

*	thereof € 1.1 million Deferred Compensation

The difference between the estimated pension obligations in the amount of € 88.3 million and the reported provision of € 89.1 million resulted in an actuarial gain of € 0.8 million as of the balance sheet date. This actuarial gain is not recognized pursuant to the corridor approach set out in IAS 19.92 et seq.

The additions to pension provisions are reported in full under administrative expenses.

(b)	Other provisions

	Jun. 30, 2009 € million	Dec. 31, 2008 € million	Change in € million

Administration of former equity investments	10.6	11.0	-0.4
Litigation	5.7	0.2	5.5
Other provisions	1.4	2.8	-1.4

Total	17.7	14.0	3.7

Provisions for the administration of former equity investments were mainly recognized for outstanding pension obligations.

(16)	Subordinated Liabilities

	Jun. 30, 2009 € million	Dec. 31, 2008 € million	Change in € million

Medium-term notes	855.0	955.2	-100.2
Loan agreements	151.5	201.8	-50.3
Promissory note loans	56.0	57.7	-1.7

Total	1,062.5	1,214.7	-152.2

(17)	Contingent Liabilities and Other Commitments

	Jun. 30, 2009 € million	Dec. 31, 2008 € million	Change in € million

Contingent liabilities
Liabilities from guarantees
and indemnity agreements	120.7	117.6	3.1
Other commitments
Irrevocable loan commitments	880.7	1,080.3	-199.6

Total	1,001.4	1,197.9	196.5

Contingent liabilities include default guarantees for capital market loans subject to interest subsidies in the amount of € 4.3 million (as compared with € 4.3 million on December 31, 2008). The Bank has back-to-back guarantees granted by the government that fully collateralize the default guarantees. The remaining contingent liabilities represent guarantees and indemnities based upon the Bank’s mandate to promote agriculture. These liabilities were assumed from a public-sector institution; hence no financial effects are expected for the Bank.

Other commitments include irrevocable loan commitments from money market transactions and the lending business.

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Other Disclosures

(18)	Financial Instruments in Accordance with IAS 39 – Measurement Categories

	Full Fair Value		Hedge Fair Value		Amortized cost
	Jun. 30, 2009 € million	Dec. 31, 2008 € million	Jun. 30, 2009 € million	Dec. 31, 2008 € million	Jun. 30, 2009 € million	Dec. 31, 2008 € million

Assets
Held for trading
Positive fair values of derivative financial instruments	1,861.8	2,595.6	457.9	298.7
Designated as at fair value
Loans and advances to banks	21,856.7	26,176.7
Loans and advances to customers	5.0	4,472.9
Financial investments	13,072.4	14,835.2
Loans and receivables
Balances with central banks					5.8	28.0
Loans and advances to banks			22,577.4	22,357.4	4,856.7	4,572.6
Loans and advances to customers			458.8	228.9	147.2	1,772.0
Available for sale
Financial investments	2,771.9	610.5	7,244.4	6,659.1	118.0	118.2
Held to maturity
Financial investments					4,616.4	5,320.8

Total assets	39,567.8	48,690.9	30,738.5	29,544.1	9,744.1	11,811.6

Liabilities
Held for trading
Negative fair values of derivative financial instruments	3,148.5	4,112.4	1,648.5	1,192.3
Designated as at fair value
Liabilities to banks	6,203.6	7,779.6
Liabilities to customers	1,011.7	713.5
Securitized liabilities	45,586.7	53,669.0
Subordinated liabilities	1,006.5	1,132.2
Other liabilities
Liabilities to banks			609.0	1,048.5	1,280.4	1,669.3
Liabilities to customers			2,493.3	797.4	2,596.2	2,765.1
Securitized liabilities			10,345.5	7,649.0	1,481.3	5,271.3
Subordinated liabilities			56.0	57.7	0.0	24.8

Total liabilities	56,957.0	67,406.7	15,152.3	10,744.9	5,357.9	9,730.5

With respect to loans and advances to banks and to customers, the “hedge fair value” column for the category “loans and receivables” includes the corresponding portions from the item “fair value changes of hedged items in a portfolio hedge.” Hedged items and derivatives that are allocated to hedge accounting and whose fair value changes are recognized in the result from hedge accounting are included in the “hedge fair value” column, irrespective of their category.

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(19)	Derivatives

Presentation of volumes for 2009

	Notional amounts	Fair values positive	Fair values negative
	Jun. 30, 2009 € million	Jun. 30, 2009 € million	Jun. 30, 2009 € million

Interest rate risks	67,018	1,271	2,014
Currency risks	48,372	1,047	2,781
Share price risk and other price risks	101	2	2

Interest rate, currency, share price and other price risks	115,491	2,320	4,797

Presentation of volumes for 2008

	Notional amounts	Fair values positive	Fair values negative
	Jun. 30, 2008 € million	Jun. 30, 2008 € million	Jun. 30, 2008 € million

Interest rate risks	69,019	1,339	1,378
Currency risks	51,546	1,553	3,923
Share price risk and other price risks	101	2	4

Interest rate, currency, share price and other price risks	120,666	2,894	5,305

Structure of counterparties in 2009

	Notional amounts	Fair values positive	Fair values negative
	Jun. 30, 2009 € million	Jun. 30, 2009 € million	Jun. 30, 2009 € million

Banks in the EU/OECD countries	106,272	1,998	4,420
Other counterparties in the EU/OECD countries	9,219	322	377

Total	115,491	2,320	4,797

Structure of counterparties in 2008

	Notional amounts	Fair values positive	Fair values negative
	Jun. 30, 2008 € million	Jun. 30, 2008 € million	Jun. 30, 2008 € million

Banks in the EU/OECD countries	111,005	2,466	4,918
Other counterparties in the EU/OECD countries	9,661	428	387

Total	120,666	2,894	5,305

(20)	Regulatory Capital

The Group’s regulatory capital is determined pursuant to the provisions of Sections 10 and 10a of the German Banking Act (Kreditwesengesetz; KWG).

The amount of the Group’s own funds is calculated in accordance with Section 64h (4) of the Banking Act based upon the separate financial statements of the Group companies. Own funds comprise liable capital – consisting of core capital (Tier 1) and supplementary capital (Tier 2) – plus Tier 3 capital.

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The composition of the Group’s consolidated own funds on the basis of the HGB values is shown in the following table:

	Jun. 30, 2009 € million	Dec. 31, 2008 € million	Change in € million

Analysis of own funds
Subscribed capital	176	176	0
Disclosed reserves	748	715	33
Fund for general banking risks	1,043	1,013	30
Intangible assets	0	-1	1
Loss carryforward	-13	-13	0

Tier 1 capital	1,954	1,890	64

Subordinated liabilities	901	945	-44
Other components	173	97	76

Tier 2 capital	1,074	1,042	32

Liable capital	3,028	2,932	96

Tier 3 capital	0	8	-8
thereof Tier 3 capital utilized	0	1	-1

Total own funds	3,028	2,933	95

The loss carryforwards as reported under HGB are attributable to the subsidiary DSV and result from valuation adjustments in previous years.

In accordance with the German Solvency Regulation (Solvabilitätsverordnung, SolvV), the total capital ratio (eligible own funds/12.5-times the total of the full amount of credit risk, the amount of operational risk and the total of the amounts of market risk) may not be less than 8%.

	Jun. 30, 2009 € million	Dec. 31, 2008 € million

Risk weighted assets	12,753	14,859
Capital requirements
Credit risk	1,020	1,189
Market risk	2	1
Operational risk	46	27

The following ratios were calculated for the Group as of the reporting date:

	Jun. 30, 2009 € million	Dec. 31, 2008 € million

Tier 1 ratio pursuant to SolvV	14.6	12.4
Total capital ratio pursuant to SolvV	22.7	19.3

The Bank fulfilled the regulatory capital requirements at all times in the period under review.

Frankfurt/Main, August 24, 2009

LANDWIRTSCHAFTLICHE RENTENBANK

The Board of Managing Directors

/s/ Dr. Marcus Dahmen	/s/ Hans Bernhardt	/s/ Dr. Horst Reinhardt

The condensed interim consolidated financial statements and the interim group management report have been neither reviewed nor audited pursuant to Section 317 of the German Commercial Code.

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Responsibility Statement

To the best of our knowledge, and in accordance with the applicable reporting principles, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position, and profit or loss of the group, and the interim group management report includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group.

Frankfurt/Main, August 24, 2009

LANDWIRTSCHAFTLICHE RENTENBANK

The Board of Managing Directors

/s/ Dr. Marcus Dahmen	/s/ Hans Bernhardt	/s/ Dr. Horst Reinhardt

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RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT
(adjusted for price, seasonal and calendar effects)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year

2nd quarter 2008	-0.6	2.0
3rd quarter 2008	-0.3	0.8
4th quarter 2008	-2.4	-1.8
1st quarter 2009	-3.5	-6.7
2nd quarter 2009	0.3	-5.9

The German economy expanded slightly in the second quarter of 2009 compared to the preceding quarter for the first time since the first quarter of 2008. Economic growth in the second quarter of 2009 was supported by household and government final consumption expenditure which rose by 0.7% and 0.4%, respectively, compared to the first quarter of 2009. Growth was also based on capital formation in construction, which increased by 1.4% in the second quarter of 2009 compared to the first quarter of 2009. It must be taken into account, however, that construction activity in the first quarter of 2009 was impaired by the relatively cold winter. Following a sharp fall in the first quarter of 2009 (-18.5% compared to the fourth quarter of 2008), capital formation in machinery and equipment did not change significantly (-0.5%) in the second quarter of 2009, thus stabilizing at a low level. Economic growth was dampened by a significant reduction of inventories in the second quarter of 2009, which contributed -1.9 percentage points to growth. Between April and June 2009, both exports and imports were lower than in the first quarter of 2009. However, the decrease in price-adjusted imports (-5.1%) was considerably larger than that of exports (-1.2%), thus resulting in an export surplus which contributed 1.6 percentage points to GDP growth in the second quarter of 2009.

Compared with the second quarter of 2008 GDP in the second quarter of 2009 declined strongly.

Source: Statistisches Bundesamt, Gross domestic product increasing 0.3% in the 2nd quarter of 2009 on the previous quarter, press releases of August 13, 2009
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2009/08/PE09__298__811,templateId=renderPrint.psml);
Statistisches Bundesamt, Detailed results on the economic performance in the 2nd quarter of 2009, press release of August 25, 2009
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2009/08/PE09__310__811,templateId=renderPrint.psml).

Inflation Rate

INFLATION RATE
(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year

July 2008	0.6	3.3
August 2008	-0.3	3.1
September 2008	-0.1	2.9
October 2008	-0.2	2.4
November 2008	-0.5	1.4
December 2008	0.3	1.1
January 2009	-0.5	0.9
February 2009	0.6	1.0
March 2009	-0.1	0.5
April 2009	0.0	0.7
May 2009	-0.1	0.0
June 2009	0.4	0.1
July 2009	0.0	-0.5

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The consumer price index for Germany declined by 0.5% in July 2009 compared to July 2008. Such a decline in the consumer price index has not been recorded since German reunification in 1990, while for the former territory of the Federal Republic, such an inflation rate was last recorded in Spring of 1987.

The negative inflation rate continues to be attributable, in large measure, to significant price fluctuations for liquid fuel and motor fuels (mineral oil products). Mineral oil prices declined in July 2009 compared to June 2009, and current prices were far below the record level recorded in July 2008. In addition, the decline of food prices over the past several months was an important contributor to the low rate of price increase. The trends with respect to prices of energy and food are stronger than the price trends recorded for all other goods and services, although the share of the former in the weighting scheme does not exceed 20%. Excluding the trends with respect to the prices of energy and food, the inflation rate would have been 1.4% in July 2009 compared to July 2008.

Compared to June 2009, prices in July 2009 remained stable.

Source: Statistisches Bundesamt, Consumer prices in July 2009: -0.5% on July 2008, press release of August 10, 2009
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2009/08/PE09__295__611,templateId=renderPrint.psml).

Unemployment Rate

UNEMPLOYMENT RATE
(percent of unemployed persons in the total labor force according to the
International Labor Organization (ILO) definition) (1)

Reference period	Original percentages	Seasonally adjusted percentages (2)

June 2008	7.6	7.3
July 2008	7.3	7.2
August 2008	7.0	7.2
September 2008	6.5	7.1
October 2008	6.3	7.1
November 2008	6.6	7.1
December 2008	7.2	7.1
January 2009	7.4	7.2
February 2009	8.0	7.3
March 2009	7.7	7.5
April 2009	7.7	7.6
May 2009	7.4	7.7
June 2009	7.5	7.7

(1)	Starting with the press release of the Federal Statistical Office dated October 30, 2007, the Federal Statistical Office’s telephone survey “Labour market in Germany”, which had been in use since January 2005 and was discontinued in April 2007, was replaced by the EU-wide harmonized labour force survey as the source of information for, among other things, the monthly ILO unemployment data. While the overall unemployment level according to the new method is higher, the methodological change has not resulted in significant differences in terms of trends.
(2)	As the time series available following the methodological change described in footnote (1) is not long enough to permit for seasonal adjustments, the seasonally adjusted results will for some time be estimated using data of the Federal Employment Agency (Bundesagentur für Arbeit) on the seasonally adjusted monthly number of registered unemployed. A time series of sufficient length for direct seasonal adjustment is expected to be available in 2011 at the earliest, because stable monthly data are available only from January 2007 and the time series should span at least four years.

The number of employed persons decreased by approximately 81,000, or 0.2%, in June 2009 compared to June 2008. Compared to May 2009 the number of employed persons in June 2009 dropped by approximately 42,000, or 0.1%, after elimination of seasonal variations.

The seasonally adjusted number of unemployed persons in June 2009 increased by approximately 220,000, or 6.9%, compared to June 2008. Compared to May 2009, the seasonally adjusted number of unemployed persons in June 2009 increased by 30,000, or 0.8%.

Sources: Statistisches Bundesamt, The labor market in June 2009, Slight decline in employment figures (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/Arbeitsmarkt/ILOArbeitsmarktstatistik/Aktuell,templateId=renderPrint.psml);
Statistisches Bundesamt, Notes on the ILO labour market statistics from reference month September 2007
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/Arbeitsmarkt/ILOArbeitsmarktstatistik/Hinweise__ILO,templateId=renderPrint.psml);
Statistisches Bundesamt, ILO labour market statistics, Unemployment rates
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/LabourMarket/Content100/arb430a,templateId=renderPrint.psml);
Statistisches Bundesamt, ILO labour market statistics, Unemployment rate, Seasonally and calendar adjusted figures (estimation)
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/LabourMarket/Content75/arb422a,templateId=renderPrint.psml).

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Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion)
Item	January to June 2009	January to June 2008

Foreign trade	57.8	104.7
Services	-7.5	-4.5
Factor income (net)	15.3	15.6
Current transfers	-16.5	-17.3
Supplementary trade items	-6.1	-6.0

Current account	43.0	92.5

Source: Statistisches Bundesamt, German exports in June 2009: -22.3% on June 2008, press release of August 7, 2009
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2009/08/PE09__290__51,templateId=renderPrint.psml).
Other Recent Developments

At the beginning of August 2009, the amendment to the German constitution providing for a new “debt brake” rule (Schuldenbremse) came into effect. As previously reported, the debt brake imposes a constitutional limit on net borrowing for the Federal Government and the Länder.

Sources: Bundesregierung, Gesetzliche Neueregelungen, publication of July 30, 2009
(http://www.bundesregierung.de/nn_1272/Content/DE/Artikel/ArtikelNeuregelungen/2009/2009-07-30-gesetzliche-neuregelungen.html); Bundesgesetzblatt Jahrgang 2009 Teil I Nr. 48, Gesetz zur zur Änderung des Grundgesetzes (Artikel 91c, 91d, 104b, 109, 109a, 115, 143d), published on July 31, 2009.

The Federal Ministry of Finance expects that the general government deficit in 2009 will rise to approximately 4% of nominal GDP, which would be well above the prescribed Maastricht treaty deficit ratio of 3% of nominal GDP.

Source:Bundesministerium der Finanzen, Monatsbericht Juli 2009, page 42
(http://www.bundesfinanzministerium.de/nn_53848/DE/BMF__Startseite/Aktuelles/Monatsbericht__des__BMF/2009/07/inhalt/mobe__dokument__gesamt,property=publicationFile.pdf).

In July 2009, the law on the further stabilization of the financial market (Gesetz zur Fortentwicklung der Finanzmarktstabilisierung) came into effect. The law provides the legal basis for a new asset relief scheme for banks in Germany aimed at addressing uncertainties regarding the quality of banks’ assets and supplements previously adopted stabilization measures (i.e., government guarantees, recapitalization measures and risk assumption) by providing for three different types of bad bank models. As with the previously adopted stabilization measures, participation by banks in the asset relief scheme will be voluntary.

The first model allows banks to transfer structured securities to separate, bank-specific special purpose vehicles in exchange for bonds guaranteed by the German Financial Market Stabilization Fund (Sonderfonds Finanzmarktstabilisierung) (the “Fund”). The model provides for a method to calculate the “fundamental value” (i.e., a theoretical fair price of the transferred securities). Banks taking advantage of this model will be required to pay the difference between the transfer value and the fundamental value from distributable profits in annual tranches over a period of up to 20 years and will be required to compensate any further losses incurred on the transferred assets thereafter. In addition, banks using the special purpose vehicle model will have to pay an annual fee for the guarantee provided by the Fund and will be subject to certain operating restrictions (e.g., restrictions on expansion plans, as well as caps on payments to shareholders and on bonuses). Applications to take advantage of the special purpose vehicle model must be made no later than January 23, 2010. The European Commission approved the special purpose vehicle model under EU state aid rules at the end of July 2009.

The other two bad bank models may be implemented either under German federal law or the laws of the Länder. These models will allow banks to spin-off the economically sound core bank; other risk positions and non-strategic business operations are to be liquidated in separate, bank-specific liquidation sub-agencies (Abwicklungsanstalten). These liquidation sub-agencies will not be credit institutions under the German Banking Act (Kreditwesengesetz) and will not be subject to IFRS reporting requirements or Basel II rules. However, the shareholders/owners of the banks taking advantage of these bad bank models will generally be obliged to compensate any loss of the sub-agency. The European Commission will examine these bad bank models under EU state aid rules on a case-by-case basis.

Sources: European Commission, State aid: Commission approves German asset relief scheme, press release of July 31, 2009
(http://europa.eu/rapid/pressReleasesAction.do?reference=IP/09/1216&format=HTML&aged=0&language=EN&guiLanguage=en);
SoFFin, Gesetz zur Fortentwicklung der Finanzmarktstabilisierung - Kernpunkte und Einschätzung der FMSA
(http://www.soffin.de/fortentwicklung.php).

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on the 31st day of August, 2009.

LANDWIRTSCHAFTLICHE RENTENBANK

By /s/ Dr. Horst Reinhardt
Name: Dr. Horst Reinhardt
Title: Managing Director,
Member of the Management Board

By /s/ Martin Middendorf
Name: Martin Middendorf
Title: Vice President